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                                                                   Exhibit 4

                             PIERCE CHEMICAL COMPANY
                            3747 NORTH MERIDIAN ROAD
                                ROCKFORD IL 61101


                                                                 May 12, 1999


ENDOGEN, INC.
30 COMMERCE WAY
WOBURN MA 01801-1059
ATTENTION: OWEN A. DEMPSEY, PRESIDENT

         In consideration of the time and effort expended and to be expended in evaluating a potential transaction involving Endogen, Inc. (the "COMPANY") and an affiliate of Pierce Chemical Company (the "INVESTOR"), the Company hereby agrees as follows:

         1. INFORMATION AND ACCESS. The Company will and will cause each of its subsidiaries and each of their respective directors, officers, employees, financial advisors, independent accountants, counsel, consultants and other agents or representatives (collectively, "REPRESENTATIVES") to afford (a) to the officers, independent certified public accountants, counsel, financing sources and other representatives of the Investor, reasonable access to the properties, books, records (including tax returns filed and those in preparation) and personnel of the Company and each of its subsidiaries in order that the Investor may have a full opportunity to make such investigation as it reasonably desires to make and (b) to the independent certified public accountants of the Investor reasonable access to the audit work papers and other records of the independent certified public accountants of the Company and its subsidiaries.

         2. NEGOTIATION WITH OTHERS.

         (a) The Company shall, shall cause its subsidiary to and shall direct and use reasonable efforts to cause its and its subsidiary's officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties other than Investor and Investor's affiliates that may be ongoing with respect to an Alternative Transaction (as hereinafter defined); provided that the foregoing shall not require the Company to communicate with any such party that it has agreed to terminate such discussions. The Company shall not, shall cause its subsidiary not to and shall not authorize or permit any of its or its subsidiary's officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly, (i) solicit, initiate or furnish any information in response to any inquiries or the making of any proposal that may lead to an Alternative Transaction or (ii) participate in any discussions or negotiations regarding any proposed Alternative Transaction; provided, however, that if the Board of Directors of the Company determines in good faith after consultation with its outside counsel, that action is likely required by reason of the Board of Directors' fiduciary duties under applicable law, the Company may (subject to compliance with Section 2(b) below), in response to an unsolicited Third Party Proposal (as defined below),
(A) furnish information with respect to the Company to


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the person making such Third Party Proposal pursuant to a confidentiality agreement that is at least as protective of the Company's interests as is the Confidentiality Agreement previously entered into between the Company and the Investor and (B) participate in negotiations regarding such an Alternative Transaction. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director, officer or employee of the Company or its subsidiary or any investment banker, financial advisor, attorney, accountant or other representative of the Company, acting on behalf of the Company, shall be deemed to be a breach of this Section 2(a) by the Company. For purposes of this Section 2, a "Third Party Proposal" means a bona fide proposal from a third party, which proposal did not result from a breach of this Section 2(a) and which third party the Board of Directors of the Company determines in good faith to be reasonably capable of completing an Alternative Transaction on terms that are more favorable to the Company's stockholders than any terms previously discussed between the Company and the Investor relating to a transaction with the Investor. For purposes of this
Section 2, an "Alternative Transaction" means any direct or indirect acquisition or purchase of assets of the Company and its subsidiary outside the ordinary course of business or any outstanding equity securities of the Company or its subsidiary, any tender offer or exchange offer that if consummated would result in any person beneficially owning equity securities of the Company or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction that would result in the acquisition of the Company or its subsidiary, other than the transactions with the Investor and other than the acquisition of the Company's capital stock pursuant to the exercise of stock options or warrants which are issued and outstanding as of the date hereof.

         (b) In addition to the obligations of the Company set forth in paragraph (a) of this Section 2, the Company as promptly as reasonably practical shall advise Investor orally and in writing of any request for information or of any proposal or any inquiry regarding any Alternative Transaction and the material terms and conditions of such request, proposal or inquiry. The Company will, to the extent reasonably practicable and not in violation of the Board of Director's fiduciary duties under applicable law (after consultation with its outside counsel, keep Investor fully informed of the status and details (including amendments or proposed amendments) of any such request, proposal or inquiry.


         (c) The provisions of this Section 2 shall automatically terminate at 11:59 p.m. Massachusetts' time on the tenth (10th) day after the date hereof.

         3. CONFIDENTIALITY; PUBLICITY; EXPENSES. The Company agrees that the terms and existence of this letter and any discussions between the Company and the Investor will be treated with strict confidence, and will not be disclosed other than (a) to those officers, directors and employees of the Company who need to know such information for the purpose of evaluating a possible transaction involving the Company and the Investor and (b) to the Company's advisers who agree to keep this letter confidential. Except as required by law (and then only with as much advance notice as possible under the circumstances), neither of the parties hereto, nor any of their affiliates, will issue any report, statement or release pertaining to the matters contemplated by this agreement without the prior written consent of the other party hereto.


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         4. MISCELLANEOUS. This letter shall be governed by and construed in accordance with the laws of the State of Massachusetts applicable to contracts made and to be performed wholly therein. The rights and obligations of the parties pursuant to Section 3 shall survive the termination or expiration of the period referred to in paragraph 2, and shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

         If the foregoing accurately sets forth our understanding with respect to the subject matter hereof, kindly sign where indicated below and return such executed copy to the undersigned.


Very truly yours,

PIERCE CHEMICAL COMPANY


By: /s/ ROBB ANDERSON
   -----------------------
   Name: Robb Anderson
   Title: President


AGREED TO AND ACCEPTED AS OF
 the date first above written

ENDOGEN, INC.


By: /s/ OWEN A. DEMPSEY
   ---------------------
   Name: Owen A. Dempsey
   Title: President